Exhibit (d)(3)

Form of Retention Agreement

December 20, 2009

[Name]

Chattem, Inc.

1715 W. 38th Street

Chattanooga, TN 37409

Re:    Retention Bonus

Dear [Name]:

In exchange for your continued service to CHATTEM, INC., a Tennessee corporation (“Chattem”), SANOFI-AVENTIS, a French société anonyme (“Sanofi”, and together with its subsidiaries, the “Company”) would like to provide you with an opportunity to receive a retention bonus on the terms and conditions set forth in this letter (the “Agreement”). This Agreement will become effective as of the date on which the shares of Company Common Stock (as defined in the Agreement and Plan of Merger by and among SANOFI-AVENTIS, a French société anonyme, RIVER ACQUISITION CORP., a Tennessee corporation and CHATTEM, INC., a Tennessee corporation, dated December 20, 2009 (the “Merger Agreement”)) are purchased in accordance with the terms of the Offer (as defined in the Merger Agreement) (the “Effective Date”). Notwithstanding anything to the contrary contained herein, this Agreement shall have no force or effect and shall be void ab initio in the event that the Merger Agreement is terminated in accordance with Article VII of the Merger Agreement or if the Closing Date (as defined in the Merger Agreement) does not occur for any reason whatsoever.

1	Retention Bonus Amount

You shall be eligible to receive a retention bonus in an amount equivalent to $             subject to the conditions and on the dates set forth below (the “Retention Bonus”).

2	Conditions of Retention Bonus Payment

(a) Subject to Section 2(b), Section 4 and your continued compliance with Section 6, you will become vested in and will be paid:

(i)	25 % of the Retention Bonus (i.e., $ ) on the date that is twenty-five months following the Effective Time (as defined in the Merger Agreement);

(ii)	25% of the Retention Bonus (i.e., $ ) on the date that is thirty-six months following the Effective Time;

(iii)	25% of the Retention Bonus (i.e., $ ) on the date that is forty-eight months following the Effective Time; and

(iv)	25% of the Retention Bonus (i.e., $ ) on the date that is sixty months following the Effective Time (each of the foregoing dates set forth in Sections 2(a)(i), (ii), (iii) and (iv), a “Payment Date”);

provided, that you remain in the employment of the Company on the applicable Payment Date. For the avoidance of doubt, in the event your employment with the Company is terminated on a Payment Date, you shall be deemed to have remained in the employment of the Company on such Payment Date; provided, that any payment you receive in connection with such termination of employment (including any payments under Section 2(b), if any) shall be subject to Section 2(d), Section 4 and your continued compliance with Section 6, and shall be payable in accordance with Section 2(c).

(b) If your employment is terminated for any reason prior to a Payment Date, then the portion of the Retention Bonus payable in respect of such Payment Date and any future Payment Date shall be forfeited, except in accordance with the following:

(i)	If your employment with the Company is terminated by the Company without Cause or by you for Good Reason at any time during the period immediately following the Effective Date through and including the date which is twenty-four months following the Effective Date (the “Protection Period”), you shall receive a lump sum cash payment equal to the total Retention Bonus multiplied by a fraction, the numerator of which is the number of full months worked during the Protection Period and the denominator of which is sixty, subject to Section 2(d), Section 4 and your continued compliance with Section 6, and payable in accordance with Section 2(c);

(ii)	If your employment with the Company is terminated by the Company without Cause or by you for Good Reason at any time following the Protection Period, you shall receive a lump sum cash payment equal to the unpaid portion of the Retention Bonus, subject to Section 2(d), Section 4 and your continued compliance with Section 6, and payable in accordance with Section 2(c); and

(iii)	If your employment with the Company terminates as a result of your death or Disability, you shall receive a lump sum cash payment equal to the unpaid portion of the Retention Bonus.

(c) Payment, if any, (i) in connection with your termination of employment on a Payment Date and (ii) under Section 2(b), in each case, shall be made as soon as practicable but in any event within fifty-five (55) days following your termination of employment.

(d) Any payment as a result of your termination of employment as described in Sections 2(b)(i) or 2(b)(ii) shall be conditioned upon your delivery of a Release within fifty-five (55) days following your termination of employment.

(e) In no event shall you receive, or be eligible to receive, more than the Retention Bonus pursuant to this Agreement.

3	Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Cause” shall mean (i) willful or gross misconduct by you, including, but not limited to, a violation of Chattem’s code of business conduct or the Company’s United States Code of Business Conduct (the “Company’s U.S. Conduct Policy”) to the extent the Company’s U.S. Conduct Policy has been previously made available to you, that is materially detrimental to the Company, Chattem or its or their affiliates (ii) acts of personal dishonesty or fraud by you toward the Company, Chattem or its or their affiliates which is materially detrimental to the Company, Chattem or its or their affiliates, (iii) your conviction of a felony, except for a conviction related to vicarious liability based solely on your position with the Company, Chattem or its or their affiliates; provided, that you had no involvement in actions leading to such liability or had acted upon the advice of counsel to the Company or (iv) your refusal to cooperate in an investigation of the Company, Chattem or its or their affiliates if requested to do so by the Board of Directors of the Company. Any determination of “Cause” shall be made by the Company acting in good faith after offering you a reasonable opportunity to “cure” in the case of an act described in clause (iv) of the foregoing definition and after offering you the opportunity to make a presentation in your defense in the case of an act described in clause (i) or (ii) of the foregoing definition.

(b) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(c) “Company Affiliate” shall mean any organization whose employees are treated as employed by the Company under Section 414(c) of the Code.

(d) “Confidential or Proprietary Information” shall mean any secret, confidential, or proprietary information of the Company or a Company Affiliate (not otherwise included in the definition of Trade Secret) that has not become generally available to the public by the act of one who has the right to disclose such information without violating any right of the Company or a Company Affiliate.

(e) “Disability” shall mean “Disability” within the meaning of Section 409A.

(f) “Good Reason” shall mean, following the Effective Date, (i) a material demotion or a material diminution of your duties and responsibilities; (ii) a material reduction in base salary or annual incentive opportunities; (iii) the assignment of a primary workplace which is more than 50 miles from your primary workplace on the Effective Date, unless you expressly consent to the applicable change described in clause (i), (ii), or (iii) of this definition; or (iv) any material breach of this Agreement by the Company. You must give written notice to Sanofi within the 60 day period which starts on the date on which you have actual notice of the applicable change or breach described in clause (i), (ii), (iii) or (iv) of the foregoing definition, and the Company will have a 30 day cure period form the date of the delivery of such notice to reverse such change or breach. You shall have the right to resign for “Good Reason” only if the Company fails to reverse such change or breach before the end of such 30 day cure period. For the avoidance of doubt, Chattem ceasing to be a publicly traded company upon the consummation of the transactions contemplated by the Merger Agreement alone shall not give rise to Good Reason under any of the foregoing provisions of this definition.

(g) “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of you, whether paid or payable pursuant to this Agreement or otherwise.

(h) “Release” shall mean an effective general release of claims (i.e., not revoked) against the Company, its subsidiaries and affiliates, and each past or present officer, director, agent, employee, shareholder, and insurer of any such entities, in the form provided as Exhibit A attached hereto, as may be amended to comply with applicable law.

(i) “Restricted Period” shall mean the period which starts on the Effective Date and ends on the first anniversary of the date of your termination of employment.

(j) “Section 409A” shall mean Section 409A of the Code and the regulations and guidance promulgated thereunder.

(k) “Trade Secret” shall mean information, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers that:

(i)	derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and

(ii)	is the subject of reasonable efforts by the Company or a Company Affiliate to maintain its secrecy.

4	Section 280G Cutback

(a) Anything in this Agreement to the contrary notwithstanding, any Payments made pursuant to this Agreement shall be adjusted so that the aggregate present value of all “parachute payments” (as defined in Section 280G(b)(2) of the Code) to which you are entitled is less than 300% of your “annualized includible compensation for the base period” (as defined in Section 280G(d) of the Code). The determination as to whether there is any adjustment (and the extent thereof) in any Payments made pursuant to this Agreement due to this paragraph shall be made in writing within five (5) days prior to the receipt by you of a payment pursuant to, and in accordance with, Section 2 (the “Calculation Deadline”); provided, that such determination shall be made by the Company’s nationally recognized independent accountants, compensation consultants or legal counsel (“Independent Advisor”) and shall be final and binding on you and the Company. The Company shall furnish said Independent Advisor with all data required to make said determination within thirty (30) days prior to the Calculation Deadline. Notwithstanding the foregoing, the parties hereto agree that the Independent Advisor shall determine the “base amount” (as defined in Section 280G(b)(3) of the Code) applicable to the Payments as soon as practicable following January 31, 2010; provided, that (i) you and Chattem shall furnish to the Independent Advisor such information and documentation as may reasonably be requested by the Independent Advisor and (ii) a copy of such determination shall be provided to you and you shall have a reasonable opportunity to reasonably review and comment on such determination.

(b) As a result of the uncertainty in the application of Section 280G of the Code at the time of any determination by the Independent Advisor hereunder, it is possible that Payments have been made by the Company which should not have been made (an “Overpayment”) or that an amount of the Payments which will not have been made by the Company could have been made (an “Underpayment”), in each case, consistent with the calculations required to be made hereunder. In the event that the Independent Advisor, based upon the assertion of a deficiency by the Internal Revenue Service against you that the Independent Advisor believes has a high probability of success determines an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the benefit of you shall be repaid by you to the Company together with interest at the applicable Federal rate provided in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by you to the Company if and to the extent such deemed payment would not either reduce the amount on which you are subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Independent Advisor, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of you together with interest at the applicable Federal rate provided in Section 7872(f)(2) of the Code; provided, that any such Underpayment shall constitute a payment (within the meaning of Treas. Reg. § 1.409A-2(b)(2)) separate and apart from the Payments; and provided, further that any such Underpayment shall be deemed a disputed payment (within the meaning of Treas. Reg. § 1.409A-3(g)) and shall be made no later than the end of the first taxable year of the Company in which the Independent Advisor determines pursuant to this Section 4(b) that such Underpayment is due.

5	Section 409A

(a) Section 409A Generally. The intent of the parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

(b) Separation from Service. To the extent necessary to avoid the imposition of tax under Section 409A, any payment, compensation or other benefit provided to you under this Agreement in connection with your “separation from service” (within the meaning of Section 409A) shall not be paid before the day that is six months plus one day after the date of separation or, if earlier, ten business days following your death (the “New Payment Date”). The aggregate of any payments and benefits that otherwise would have been paid and/or provided to you during the period between the date of separation and the New Payment Date shall be paid to you in a lump sum on such New Payment Date. Thereafter, any payments and/or benefits that remain outstanding as of the day immediately following the New Payment Date shall be paid without delay over the time period originally scheduled, in accordance with the terms of this Agreement.

(c) Termination of Employment. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A, and for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “terminate,” “termination of employment” or like terms shall mean separation from service (within the meaning of Section 409A).

(d) No Representations or Warranties. Nothing contained in this Agreement shall constitute any representation or warranty by the Company regarding compliance with Section 409A. The Company has no obligation to take any action to prevent the assessment of any excise tax under Section 409A on any person and none of the Company, its subsidiaries or affiliates, or any of their employees or representatives shall have any liability to you with respect thereto.

6	Restrictive Covenants

(a) No Competitive Activity. Absent the Company’s written consent, you shall not, during the Restricted Period accept compensation or anything of value from, nor offer or provide any services, including consulting services, to any person, company, partnership, joint venture or other entity which has or does a significant business involving, in whole or in part, over-the-counter drugs, functional toiletries or dietary supplements which are competitive with the products of the Company or any Company Affiliate marketed and sold during the term of your employment with the Company or any Company Affiliate up through the date of termination of your employment with annual sales for the Company’s most recently completed fiscal year in excess of $10 million. This provision applies only to persons or entities selling the above-specified products in competition with the Company or any Company Affiliate through food, drug or mass merchandiser channels of distribution in the United States.

(b) No Solicitation of Customers. You shall not during the Restricted Period solicit any customer of the Company or any Company Affiliate with whom you had any material business contact during the two year period which ends on the date of your termination of employment on behalf of any business that engages directly or indirectly in the sale of competitive health and beauty aid products over-the-counter, either individually, or as an owner, partner, employee, agent, consultant, advisor, contractor, stockholder, investor, officer or director of, or service provider to, any corporation, partnership, venture or other business entity.

(c) Antipirating of Employees. Absent the Company’s written consent, you will not during the Restricted Period solicit to employ on your own behalf or on behalf of any other person, firm or corporation, any person who was employed by the Company or any Company Affiliate during the term of your employment by the Company or any Company Affiliate (whether or not such employee would commit breach of contract) unless at the time of such solicitation such person had not been employed by the Company or any Company Affiliate for a period of at least one year or such person had been involuntarily terminated by the Company or Company Affiliate.

(d) Trade Secrets and Confidential Information. You agree that you will hold in a fiduciary capacity for the benefit of the Company and each Company Affiliate, and will not directly or indirectly use or disclose, any Trade Secret that you may have acquired during the term of your employment by the Company or any Company Affiliate for so long as such information remains a Trade Secret. You in addition agree that during the Restricted Period you will hold in a fiduciary capacity for the benefit of the Company and each Company Affiliate, and will not directly or indirectly use or disclose, any Confidential or Proprietary Information that you may have acquired (whether or not developed or compiled by you and whether or not you were authorized to have access to such information) during the term of, in the course of, or as a result of your employment by the Company or a Company Affiliate. This Section 6(d) is intended to provide rights to the Company which are in addition to, and not in lieu of, any rights which the Company has under applicable law.

(e) Reasonable and Necessary Restrictions. You acknowledge that the restrictions, prohibitions and other provisions set forth in this Agreement, including, without limitation the provisions of this Section 6, are reasonable, fair and equitable in scope, terms and duration; are necessary to protect the legitimate business interests of the Company; and are a material inducement to the Company to enter into this Agreement. You covenant that you will not challenge the enforceability of this Agreement nor will you raise any equitable defense to its enforcement.

(f) Severability. It is expressly understood and agreed that although you and the Company consider the restrictions contained in this Section 6 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against you, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(g) Specific Performance. You expressly recognize that any breach of the provisions of this Section 6 is likely to result in irreparable injury to the Company and that monetary damages may not adequately compensate the Company for such breach. In recognition of this fact, you agree that, in the event of such a breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. Further, you agree that any breach of the provisions of this Agreement shall automatically toll and suspend the period of restraint for the amount of time that the breach continues.

(h) Survival. The provisions of this Section 6 shall survive the termination of this Agreement (including, without limitation as a result of payment of all amounts which may be owed under this Agreement, if any) and your employment for any reason for the period contemplated under this Section 6.

7	Miscellaneous

(a) Assignment. Except as otherwise provided herein, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Company and you and their respective heirs, legal representatives, successors and assigns. If the Company shall be merged into or consolidated with another entity, the provisions of this Agreement shall be binding upon and inure to the benefit of the entity surviving such merger or resulting from such consolidation. The provisions of this Section 7(a) shall continue to apply to each subsequent service recipient of yours hereunder in the event of any subsequent merger, consolidation or transfer of assets of such subsequent service recipient.

(b) Withholding. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(c) Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to conflicts of laws principles thereof.

(d) Notice. For the purpose of this Agreement, any notice and all other communication provided for in this Agreement shall be in writing and shall be deemed to have been duly given when received at the respective addresses set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith.

If to the Company:

SANOFI-AVENTIS

Karen Linehan,

Senior Vice President Legal Affairs and General Counsel

174 avenue de France

75635 - Paris cedex 13

France

If to you:

To the most recent address of you set forth in the personnel records of Chattem or the Company.

(e) Entire Agreement; Modification.

(i)

This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, term sheets and understandings between the parties hereto with respect to such subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein.

Notwithstanding the foregoing, this Agreement does not supersede or replace the [Second Amended and Restated Severance Agreement][1] [Second Amended and Restated Non- Competition and Severance Agreement][2] between you and Chattem, dated July 8, 2008, and as amended December 20, 2009 (the “Severance Agreement”) [or the Amended and Restated Employment Agreement, dated as of July 8, 2008, between Chattem and you, as further amended on December 20, 2009 (the “Employment Agreement”) ][3], in any respect.

(ii)	This Agreement shall not constitute a guarantee of continued employment or of any compensation or benefits provided by Chattem. This Agreement may be changed only by a written agreement executed by the Company and you.

(f) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(g) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Remainder of Page Intentionally Left Blank]

[1]	Applicable to Mr. Guerry.

[2]	Applicable to Mr. Bosworth.

[3]	Applicable to Mr. Guerry.

IN WITNESS WHEREOF, the parties have executed this Agreement on the 20th day of December, 2009.

SANOFI-AVENTIS

By:	Karen Linehan
Title:	Senior Vice President Legal Affairs and General Counsel

[Executive]